SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 10SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                              DirectShoes.com, Inc.
                              ---------------------
              (Exact name of Small Business Issuer in its charter)

              FLORIDA                                        65-0878372
              -------                                        ----------
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                        Identification No.)

   1008 N.W. 110th Lane, Coral Springs, FL                       33071
   ---------------------------------------                       -----
   (Address of principal executive offices)                    (Zip Code)

Registrant's Telephone number, including area code:     (954) 753-2222

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



ITEM 1. DESCRIPTION OF BUSINESS

A. The Company was incorporated in Florida on November 23, 1998. The Company is authorized to issue One thousand (1,000) Common Shares, $1.00 par value. Pursuant to a Special Meeting of the Shareholders held on January 20, 1999, the Company filed an amendment to the Articles of Incorporation increasing the authorized Common Shares of the Company to Fifty Million (50,000,000) with $.001 par value.

The Company's offices are located at 1008 N.W. 110th Lane, Coral Springs, FL 33071. This office consisting of 500 square feet is currently being made available on a month to month basis by the President, Eric Nathanson.

There are presently outstanding 5,103,125 Common Shares.

Corporate Operations. The Company is a newly formed company, which currently intends to Direct Market Shoes via the Internet, under its web site www.DirectShoes.com. The Company intends initially to advertise with search engines to generate traffic for its web page.

Marketing. The Company shall rely primarily on internet advertising via search engines. The Company may also use other forms of advertising such as print.

Dependence on One or a Few Major Customers. The Company does not expect that any single customer will account for more than ten percent of its business.

Competition. The shoe and direct marketing businesses are highly competitive with respect to price. There are numerous well-established competitors, including national, regional and local chains, possessing substantially greater financial, marketing, personnel and other resources than the Company.

Employees. The Company employs one person. The Company shall employ additional individuals as required.


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Trends and Uncertainties. Demand for the Company's products will be dependent on, among other things, market acceptance of the Company's concept, the quality of its products and general economic conditions which are cyclical in nature. In as much as a major portion of the Company's activities is the receipt of revenues from the sales of its products, the Company's business operations may be adversely affected by the Company's competitors and prolonged recessionary periods. There are no formal contracts with suppliers. All types and styles of men's shoes, including difficult to find sizes, will be made available.

Capital and Source of Liquidity. The Company requires substantial capital in order to meet its future corporate obligations.

On a long term basis, liquidity is dependent on continuation and expansion of operation and receipt of revenue, additional infusions of capital and debt financing. The Company believes that additional capital and debt financing in the short term will allow the Company to increase its marketing and sales efforts and thereafter result in increased revenue and greater liquidity in the long term. However, there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all.

Results of Operations. For the period from inception through December 31, 1998, the Company had a net loss of $192. The Company had no amortization of services received from stock issuance As a result, for the period from inception through December 31, 1998, the Company had net cash used by operating activities of $192.

Since inception, the Company has not received any revenues from operations. To date, the Company has had operating expenses of $871 which consisted of accounting fees $500 and miscellaneous $371.

Plan of Operation. The Company is not delinquent on any of its obligations even though the Company has not yet begun to generate revenue. The Company intends to market its products utilizing cash made available from the private and public sale of its securities. The Company is of the opinion that revenues from the sale of its products and joint venture along with proceeds of the sale of its securities will be sufficient to pay its expenses.

Item 3. DESCRIPTION OF PROPERTY.

The Company's offices are located at 1008 N.W. 110th Lane, Coral Springs, FL 33071. This office consists of 500 square feet which is currently being made available on a month to month basis by President Eric Nathanson.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this registration, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Shareholders at Date of Prospectus     Number of Shares         Percentage of
                                                              Outstanding shares

Eric Nathanson                             5,100,000                  51%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


Board of Directors. The following persons listed below have been retained to provide Services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans for the Company. Directors receive no compensation or fees for their services rendered in such capacity.

The Executive Officers and Directors are:

Name                                Position                Term(s) of Office

Eric R. Nathanson                   President &             Inception to present
                                    Director


Resumes:

Eric R. Nathanson. Mr. Nathanson has been President of the Company since inception. From 1998 to present, Mr. Nathanson has been President of Integrated Management Group, Inc. From 1996 to present, Mr. Nathanson has been President of ERN Investors, Inc. Mr. Nathanson earned a Bachelor of Science in Business Management from The University of South Florida.

ITEM 6. EXECUTIVE COMPENSATION

Remuneration.

The Company has entered into an employment agreement with Eric Nathanson for a term of five years. Pursuant to the agreement, Mr. Nathanson serves as Chief Executive Officer. Mr. Nathanson shall receive an annualized base salary of $150,000 and may be entitled to a potential bonus of up to $100,000, the exact amount of which, if any, shall be determined by the Board of Directors in its sole and absolute discretion. Mr. Nathanson is not entitled to receive any salary or bonus until such time as the Company has successfully obtained adequate investment capital.

Board of Directors Compensation. Members of the Board of Directors may receive an amount yet to be determined annually for their participation and will be required to attend a minimum of four meetings per fiscal year. All expenses for meeting attendance or out of pocket expenses connected directly with their Board representation will be reimbursed by the Company. Director liability insurance may be provided to all members of the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) There have been no transactions or series of similar transactions since the beginning of registrant's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which registrant was or is to be a party, in which the amount involved exceeds $60,000 and in which any of the following persons had, or will have, a direct or indirect material interest. These persons are any director or executive officer, any nominee for election as a director, any security holder who is known to the registrant to own of record or beneficially more than five percent of any class of the registrant's voting securities and any member of the immediate family of any of the foregoing.

Inapplicable here are (b) Certain Business Relationships, (c) indebtedness of management and (d) Transaction with promoters.

ITEM 8.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes which may result in legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of February 12, 1999, the number of holders of Company's common stock is twenty six.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.

Name                                                 # of Common Shares

Dr. Mark H. Nathanson                                125
Mrs. Carol B. Nathanson                              125
Ms. Hayya Jamri                                      125
Mr. Jeff Smith                                       125
Mrs. Gail Smith                                      125
Mr. Brian Simpson                                    125
Mr. Steven S. Siegelaub                              125
Mrs. Debbie Siegelaub                                125
Mr. Arnie Siegelaub                                  125
Mrs. Edie Siegelaub                                  125
Mrs. Joan Sachs                                      125
Mr. Rudolph Sachs                                    125
Mr. Brett Hendrickson                                125
Ms. Lori J. Nathanson                                125
Mr. Joseph Kleinfeld                                 125
Mrs. Sylvia Kleinfeld                                125
Mr. Joel Feller                                      125
Mrs. Diane Clifton                                   125
Mrs. Andrea Chlimper                                 125
Mr. Leon Chlimper                                    125
Dr. David Lerman                                     125
Mrs. Marilyn Lerman                                  125
Mrs. Adrienne Segal                                  125
Mr. Jordan Reichler                                  125

Mr. Hector Torres                                    125


These sales were made  pursuant to an exemption  from  registration  pursuant to
Section 504 of Regulation D. The offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange Commission.

ITEM 11.        DESCRIPTION OF SECURITIES

Qualification. The following statements constitute brief summaries of the Company's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Company's Articles of Incorporation authorize it to issue up to 50,000,000 Common Shares, $.001 par value per Common Share. The Common Shares purchased in this Offering will be fully paid and non-assessable.

Common Stock. The Company's Articles of Incorporation authorize it to issue up to 50,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. Signature Stock Transfer, Inc. shall act as the Company's transfer agent.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION   OF  OFFICERS  OR  PERSONS   CONTROLLING  THE  CORPORATION  FOR
LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

Item 13.  FINANCIAL STATEMENTS

Allen Geer Certified Public Accountants
Independent Auditors' Report

                 PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report
Balance Sheet as of November 30, 1998
Statement of Operations for the Period from Inception to November 30, 1998. Statement of Cash Flows for the Period from Inception to November 30, 1998. Statement of Changes in Stockholder's Equity for the Period from Inception to
  November 30, 1998. (N/A)
Notes to Financial Statements

DirectShoes.com, Inc.
TABLE OF CONTENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------




                                                                       PAGE NO.

         INDEPENDENT AUDITOR'S REPORT                                        F-1

         FINANCIAL STATEMENTS

                  Balance Sheet                                              F-2

                  Statements of Income and Retained Earnings                 F-3

                  Statement of Cash Flows                                    F-4

                  Notes to Financial Statements                              F-5

ALAN K. GEER, P.A.
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS                  5035 East Busch Boulevard, Suite 7
                                                            Tampa, Florida 33617
                                                                  (813) 988-9564
                                                                  (800) 940-9564
                                                              Fax (813) 988-1815

                          Independent Auditor's Report

The Stockholders
DirectShoes.com, Inc.
1008 N.W. 110th Lane
Coral Springs, Florida  33071

I have audited the accompanying balance sheet of DirectShoes.com, Inc. as of November 30, 1998, and the related statements of income, retained earnings, and cash flows for the month then ended. These financial statements are the responsibility of the Company's managements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present, fairly, in all material respects, the financial position of DirectShoes.com, Inc. as of November 30, 1998, and the results of its operations and its cash flows for the month then ended in conformity with generally accepted accounting principles.

/s/ Alan K. Geer
Alan K. Geer, P.A.

December 9, 1998

                              DirectShoes.com, Inc.
                                  BALANCE SHEET
                                November 30, 1998


ASSETS

         Cash                                                              $100

                  TOTAL ASSETS                                             $100
                                                                           =====

STOCKHOLDER'S EQUITY

         Common stock, $1.00 par value,
         1,000 shares authorized, 100
         shares issued and outstanding                                      100

         Paid in capital                                                    192

         Retained earnings                                                 (192)
                                                                           -----


                  TOTAL LIABILITIES AND
                  STOCKHOLDER'S EQUITY                                     $100
                                                                           =====







                             See accountant's report

                              DirectShoes.com, Inc.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                      for the month ended November 30, 1998





REVENUES                                                                  $   0

GENERAL AND ADMINISTRATIVE
EXPENSES

         Internet fees                                                       70

         Filing fees                                                        122
                                                                            ----

TOTAL EXPENSES                                                              192

NET INCOME                                                                 (192)


BEGINNING RETAINED EARNINGS                                                   0

         Net Income (Loss)                                                 (192)
                                                                           -----

ENDING RETAINED EARNINGS                                                  $(192)
                                                                          ======










                             See accountant's report

                              DirectShoes.com, Inc.

                             STATEMENT OF CASH FLOWS

                      for the month ended November 30, 1998


CASH FLOWS FROM OPERATING ACTIVITIES


         Net Income                                                       $(192)

         Adjustments to reconcile not
         income to operating activities                                       0

         NET CASH PROVIDED BY
         OPERATING ACTIVITIES                                             $(192)


CASH FLOWS FROM INVESTING ACTIVITIES


         NET CASH PROVIDED BY
         INVESTING ACTIVITIES                                                 0


CASH  FLOWS FROM FINANCING ACTIVITIES


         Stock issued                                                     $ 100

         Paid in capital                                                    192
                                                                          ------

         NET CASH PROVIDED BY
         FINANCING ACTIVITIES                                             $ 292


NET INCREASE (DECREASE) IN CASH                                           $ 100


         CASH AT BEGINNING OF PERIOD                                          0
                                                                          ------

CASH AT END OF PERIOD                                                     $ 100
                                                                          =====



                             See accountant's report

DirectShoes.com, Inc.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------





The company is a direct marketer of shoes via the internet. The company was started in November 1998 with a business and marketing plan as well as a home page on the internet.

The company will specialize in men's shoes and hard to find sizes offering a number of popular brands.

The company has no assets or liabilities at this time other than the cash received for the capital stock issued.



























                             See accountant's report

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's most recent fiscal year or any later interim period,  there
have  been  no  changes  in  or  disagreements  with  the  Company's   principal
independent accountant or a significant subsidiary's independent accountant.

ITEM 15.  FINANCIAL STATEMENTS AND INDEX TO EXHIBITS

(1) Charter and By-Laws
(2) Voting Trust Agreement - Not Applicable
(3) Excite Contract - Pending

DESCRIPTION OF EXHIBITS

(2.1)    Articles of Incorporation
(2.2)    Bylaws




                              SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              DirectShoes.com, INC.



                              Eric Nathanson
Date: February  16, 1999      /s/ Eric Nathanson
                              ------------------
                              By: Eric Nathanson, President